FOR IMMEDIATE RELEASE    Contact:  Guy T. Marcus  Barbara Johnson
July 18, 1997                      VP-Inv. Rel.   Media Rel.
                                   (214) 978-2691 (713) 676-8097


                    BROWN & ROOT CONTRACT TO LEAD UPGRADE OF
                       DEVONPORT SUBMARINE REFIT FACILITY


     DALLAS, Texas -- Halliburton Company's (NYSE:HAL) Brown & Root subsidiary will provide project management support for the contractors' alliance to develop and upgrade the nuclear submarine refit facilities at Devonport Royal Dockyard in Plymouth, England, the United Kingdom's largest submarine and warship refitting facility. The work is part of a design and construction contract valued at about $600 million. Brown & Root, through a UK holding company, owns 51 percent of Devonport Royal Dockyard Ltd, the private company that now owns the dockyard.

     Brown & Root provides project management support for the contractors' alliance, which will design, build and obtain regulatory approval for the new facilities to refit and refuel all SSN and Vanguard Class submarines. The project includes the upgrade of structures and facilities for refitting and refueling Swiftsure and Trafalgar Class submarines and the conversion of a dock to refit Vanguard submarines. When completed, it will be the only dockyard that meets the requirements to refit all of the UK's nuclear submarines.

                                Page 5 of 6 Pages
                       The Exhibit Index Appears on Page 4

      "The project will benefit from Brown & Root's extensive experience in partnering and alliancing," said Halliburton Company president Dave Lesar. "The work will be carried out under a fixed-price, incentive-fee contract, with all contractors sharing the financial risk and reward for its success with the dockyard owners."

     In addition to Brown & Root, other members of the contractors' alliance are Babtie Design Group Ltd, Strachan & Henshaw Ltd., BNFL Ltd and Devonport Royal Dockyard Ltd.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #

                                Page 6 of 6 Pages
                       The Exhibit Index Appears on Page 4